

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Michael Sonnenshein
Chief Executive Officer
Grayscale Ethereum Classic Trust (ETC)
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Ethereum Classic Trust (ETC)**
> **Amendment No. 2 to**
> **Registration Statement on Form 10**
> **Filed September 22, 2021**
> **File No. 000-56309**

Dear Mr. Sonnenshein:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2021 letter.

Exhibit No. 99.1

Overview
The Trust and the Shares, page 4

1. Refer to your response to comment 5. Please disclose here the circulating supply of ETH and ETC.

Trust Expenses, page 8

2. Refer to your response to comment 9. Please address the potential conflict of interest between the Trust and the Sponsor's decision to direct up to one-third of its fee to an entity in which the Sponsor's CEO and another employee sit on the five member board of directors. In addition, disclose how the contribution impacts the Sponsor's fee relative to

other similar products, and therefore an investor's potential return on investment.

Risk Factors

Risks Factors Related to Digital Assets

Digital asset networks face significant scaling challenged, page 16

3.      Refer to your response to comment 11.  Please disclose the number of transactions per second that the Ethereum Classic Network could handle as of June 30, 2021.

Risk Factors Related to the Regulation of the Trust and the Shares

A determination that ETC or any other digital asset is a "security", page 36

4.      We note that in response to comment 2, you provided a legal memorandum from counsel to the Sponsor rather than an opinion of counsel.  Please revise your risk factors disclosure on page 37 to explicitly state, if true, that you were unable to obtain an opinion of counsel that ETC is not a security under Section 2(a)(1) of the Securities Act due to the fact-dependent nature of the analysis and the difficulty in obtaining and verifying the relevant facts.

Constituent Exchange Selection, page 56

5.      We note your response to our prior comment 16 and your disclosure on page 57 that the Index Provider is not required to publicize or explain the addition or removal of Constituent Exchanges or to alert the Sponsor to such changes.  Please tell us why, if true, you will not inform investors of a material change to the Constituent Exchanges by filing a current report, or disclose here that you will do so.

Determination of the Index Price, page 57

6.      Refer to your response to comment 20.  Please tell us whether the Index Price methodology is publicly available to investors. Please also confirm, as previously requested, that you have provided a materially complete description of the Index Price methodology.

ETC Value

Determination of the Index Price When Index Price is Unavailable, page 59

7.      Refer to your response to comment 18.  In the second rule on page 59, you state that the Digital Asset Exchanges include the Constituent Exchanges.  Please clarify whether exchanges that are not Constituent Exchanges may be selected, and, if so, disclose the criteria for a digital asset exchange to be used as a Source in the second rule.

General

8.      Refer to your responses to comments 4 and 9.  Please explain in greater detail the basis for the statement that the Sponsor does not materially participate in or otherwise influence the

development of the Ethereum Classic Network in spite of (i) the Trust's ownership of approximately 10% of the total circulating supply of ETC, (ii) the Sponsor's contribution of one-third of its fee to the Ethereum Classic Cooperative and (iii) the CEO of the Sponsor's position on the Ethereum's Classic Cooperative's board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance